FY2006 Interim Consolidated Financial Results
                     (Prepared in accordance with U.S. GAAP)
                      (Six months ended September 30, 2006)


                                                                October 27, 2006

Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama,  Representative Board Director, President and CEO
Contact person                                     : Hiroshi Nakamura, Executive Officer,
                                                     Vice President of the Corporate Affairs Group
                                                     (03) 3214-7500
Date of Board meeting to approve the interim
financial results                                  : October 27, 2006
Adoption of U.S. GAAP                              : Yes

1. Consolidated Results of FY2006 Interim (April 1, 2006 through September 30, 2006)



(1)  Consolidated Financial Results

-----------------------------------------------------------------------------------------------------------------------
                                  Net sales                    Operating income           Income before income taxes
-----------------------------------------------------------------------------------------------------------------------
                            Million yen                    Million yen                     Million yen
FY2006 interim                 120,492           12.5%         32,199             42.1%        33,951          38.6%
FY2005 interim                 107,099          (26.9%)        22,660            (49.3%)       24,502         (46.8%)
-----------------------------------------------------------------------------------------------------------------------
FY2005                         253,922                         64,458                          67,454
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                  Net income             Net income per share (basic)        Net income per share
                                                                                                   (diluted)
-----------------------------------------------------------------------------------------------------------------------
                             Million yen                               Yen                          Yen
FY2006 interim                   22,204        51.9%                  118.79                       118.03
FY2005 interim                   14,614       (47.5%)                  79.03                        78.75
-----------------------------------------------------------------------------------------------------------------------
FY2005                           41,374                               223.17                       221.98
-----------------------------------------------------------------------------------------------------------------------
Note 1:  There were no investments in affiliates that have been accounted for under the equity method in FY2006 interim,
         FY2005 interim and  FY2005, respectively.
Note 2:  Average number of shares outstanding on a consolidated basis was 186,911,714 shares during FY2006 interim,
         184,916,458 shares during FY2005 interim and 185,389,026 shares during FY2005, respectively (converted following the stock split with respect to each fiscal period indicated above).
Note 3:  No change in accounting policies during FY2006 interim.
Note 4:  The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year.
Note 5:  On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. Basic net income per share and net income per share (diluted)
         for all periods presented were calculated based on the number of issued and outstanding shares after such stock split.

(2)  Consolidated Financial Position

-----------------------------------------------------------------------------------------------------------------------
                            Total assets                 Net assets              Equity-to-              Net Assets
                                                                                assets ratio             per share
-----------------------------------------------------------------------------------------------------------------------
                                 Million yen             Million yen                  %                     Yen
FY2006 interim                     347,089                  278,673                  80.3                 1,489.45
FY2005 interim                     320,069                  222,602                  69.5                 1,202.81
-----------------------------------------------------------------------------------------------------------------------
FY2005                             350,776                  257,927                  73.5                 1,381.85
-----------------------------------------------------------------------------------------------------------------------
Note 1:  Outstanding number of shares on a consolidated basis at the end of each period was 187,097,962 in FY2006 interim,
         185,068,164 in FY2005 interim and 186,653,298 shares in FY2005, respectively.
Note 2:  On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. Net assets per share for each period end date was calculated based on the number of issued and outstanding shares after such stock split.


(3)  Consolidated Cash Flows

-----------------------------------------------------------------------------------------------------------------------
                           Cash flows from         Cash flows from         Cash flows from          Cash and cash
                        operating activities     investing activities    financing activities   equivalents at end of
                                                                                                        period
-----------------------------------------------------------------------------------------------------------------------
                                 Million yen             Million yen             Million yen            Million yen
FY2006 interim                      12,191                   (4,524)                 (2,542)                163,635
FY2005 interim                      16,798                   (2,818)                 (1,531)                135,226
-----------------------------------------------------------------------------------------------------------------------
FY2005                              59,480                   (8,542)                (18,336)                157,925
-----------------------------------------------------------------------------------------------------------------------

(4)  Scope of Consolidation and Equity Method
     Number of consolidated subsidiaries:  40 companies
     Number of unconsolidated subsidiaries:  none
     Number of affiliates accounted for under the equity method:  none

(5)  Changes in Scope of Consolidation and Equity Method
     Consolidated subsidiaries
         (Newly included)           none
         (Excluded)                 none
     Affiliates accounted for under the equity method
         (Newly included)           none
         (Excluded)                 none

2. Projected Results for FY2006 (April 1, 2006 through March 31, 2007)
--------------------------------------------------------------------------------
                   Net sales         Income before income        Net income
                                            taxes
--------------------------------------------------------------------------------
                     Million yen            Million yen            Million yen
FY2006                   255,000                 68,000                 43,000
--------------------------------------------------------------------------------
(Reference)  Projected net income per share for the fiscal year: (Y)229.83

Figures presented in this Earning Digest have been rounded to the nearest million yen.

For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Fiscal Year" appearing elsewhere in the document.


         Cautionary Statement with Respect to Forward-Looking Statements

         This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

1. Management Policy

Advantest's Basic Management Policy
-----------------------------------
          Advantest believes that its philosophy of management is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

Business Strategy
-----------------
          While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and also aims to further increase market share by introducing fine products that will inspire the market demands of the next generation. To achieve these objectives, Advantest is driven to further strengthen its product development operations and improve production efficiency by selectively focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

          Further, Advantest seeks to increase the level of customer satisfaction by maximizing the functions of our test systems by providing them with a solution for businesses to improve business efficiency.

          With respect to a company-wide initiative called "Activate 21" which Advantest launched on October 1, 2005, Advantest has implemented further reforms that emphasize cost and efficiency from a global perspective with the target of fiscal year 2008 for completion.

Target Financial Index
----------------------
          Advantest applies the "AVA" (Advantest Value Added), a financial index incorporating the concept of EVA(R)(Economic Value Added) *(1), as a significant performance indicator, along with profit margin, ROE and cash flows, to measure its business performance. Specifically, Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further increase corporate value and shareholder value.

          *(1)"EVA(R)" is a registered trademark of Stern Stewart & Co.

Basic Policy on Distribution of Profits
---------------------------------------
          Advantest believes that shareholder value is premised on the realization of long-term and continued growth in corporate value.

          With respect to the distribution of profits, Advantest has adopted a policy of maintaining consistent dividend payouts after taking into consideration of business performance and financial condition.

         Retained profits will be utilized for research and development, streamlining efforts, overseas expansion and investing in new businesses to enable the strengthening of its business position and creation of corporate value.

Advantest's Views and Policies on Lowering its Investment Unit
--------------------------------------------------------------
          As part of its capital policy, Advantest has long recognized the importance of increasing the market liquidity of its shares, promoting long-term and stable holding of its shares among investors and expanding its investor base. Accordingly, Advantest already reduced the minimum investment unit from 1,000 shares to 100 shares in August, 1995. Furthermore, consistent with recent share prices, Advantest aims to further expand the investor base by establishing an environment that will make Advantest's shares more accessible to a broader range of potential shareholders by reducing the investment amount for one (trading) unit. Accordingly, Advantest implemented, on October 1, 2006, a one to two stock split for its shareholders listed or recorded in the final shareholders' register and beneficial shareholders' register as of September 30, 2006.

Matters Relating to Parent Companies
------------------------------------
          Advantest does not have a parent company as of the end of this fiscal year.

2. Business Results and Financial Condition

(1) Business Results
Interim Fiscal Period Results
-----------------------------
          During this interim fiscal period, Advantest's operating environment was overall favorable, as stimulated by continuing steady sales of consumer digital products (such as portable audio players and flat-panel televisions) from the previous period. Partly due to a trend of inventory adjustment of liquid crystal panels and a reduction in capital expenditures by some semiconductor manufacturers, we did not achieve the interim results forecasted in our previous forecast. However, mainly due to increases in demand for semiconductors and increases in capital expenditures by semiconductor manufacturers for new production lines, our sales remained steady.

          Under this environment, Advantest made efforts to increase orders input received and expand sales by introducing products that meet customers' demand and providing test solutions that are targeted at its customers. Advantest also continued to make efforts to improve productivity and cost reduction.

          Accordingly, as compared to the previous interim fiscal period, orders input received decreased by 5.2 % to (Y) 115.2 billion, net sales increased by
12.5 % to (Y) 120.5 billion, net income before income taxes increased by 38.6 % to (Y) 34.0 billion, and net income for the interim fiscal period increased by
51.9 % to (Y) 22.2 billion. Overseas sales as a percentage of total sales were
60.0 %, as compared with 67.7 % in the previous interim fiscal period.

[Condition of Business by Segment]
(Semiconductor and Component Test System Segment)

          In this segment, overall sales was positive despite a trend of inventory adjustment of the liquid crystal panels used for personal computers and a reduction in capital expenditures by some semiconductor manufacturers. Such positive sales was primarily due to increased demand for new test systems resulting from a growth in sales of consumer digital products, among other things.

          In the memory semiconductor test system market, because the price of DRAM semiconductors remained stable and manufacturers of DRAM semiconductors promoted capital expenditure for mass production of DDR2-DRAM semiconductors, demand for front-end test systems for DRAM semiconductors was overall positive in Japan, Taiwan and Korea, among other countries. However, the results of back-end test systems for DRAM semiconductors did not achieve our previous forecasts. In addition, sales of test systems for flash memory semiconductors remained steady, due to stable demand for portable audio players and digital cameras, among other things.

          In the market of non-memory semiconductor test system, sales of SoC semiconductor test systems for devices used in consumer digital products and car-related products was primarily favorable in Japan. However, sales of test systems for non-memory semiconductors used in LCD driver IC was weak in the latter half of this interim fiscal period as a result of inventory adjustment of liquid crystal panels in Japan and in Taiwan. Furthermore, demand for the T2000, a test system compatible with OPENSTAR(R)*(2), which was very favorable in the previous fiscal year, was low due to slowdown in the demand.

          As a result of the above, orders input received was (Y) 82.0 billion (12.5 % decrease in comparison to the previous interim fiscal period), sales was
(Y) 86.0 billion (6.4 % increase) and operating income was (Y) 26.5 billion (26.3 % increase).

(Mechatronics System Segment)

          Sales of memory semiconductor test handlers was favorable, primarily due to positive sales of test handlers for flash memory semiconductors. Sales of non-memory semiconductor test handlers remained steady in connection with test handlers for SoC semiconductors used for consumer digital product devices. Sales of device interface products was also steady, due to an increase in demand for flash memory semiconductors and semiconductors for SoC.

          As a result, orders input received was (Y) 25.5 billion (17.6 % increase in comparison with the previous interim fiscal period), sales was (Y)
26.7 billion (30.1 % increase) and operating income was (Y) 7.6 billion (64.5 % increase).

(Services, Support and Others Segment)

          In this segment, orders input received was (Y) 9.4 billion (4.0 % increase in comparison with the previous interim fiscal period), sales was (Y)
9.7 billion (13.2 % increase) and operating income was (Y) 1.4 billion (27.6 % decrease).

          *(2)OPENSTAR(R): The name of an open architecture standard published by the STC (Semiconductor Test Consortium, Inc.). OPENSTAR(R) is a registered trademark or a trademark of STC in the United States, Japan and other countries.

[Distribution of Profits]

          As described above, sales in this interim fiscal period remained overall steady. Although there are potential uncertainties affecting its operating environment, Advantest decided, pursuant to its profit distribution policy described above, to distribute dividends for this interim fiscal period of (Y) 35 per share consistent with the previous forecast in respect of shares prior to the stock split.

(2) Financial Condition

          Cash and cash equivalents held at September 30, 2006 were (Y) 163.6 billion, an increase of (Y) 5.7 billion from March 31, 2006.

          Significant cash flows during this interim fiscal period and their causes are described below.

          Net cash provided by operating activities was (Y) 12.2 billion. The main sources of cash were net income of (Y) 22.2 billion, depreciation and amortization of (Y) 3.8 billion, a decrease in trade accounts receivable of (Y)
2.2 billion and a decrease in inventories of (Y) 2.8 billion, which were partially offset by a decrease in trade accounts payable of (Y) 9.4 billion and a decrease in income taxes payable by (Y) 9.2 billion.

          Net cash used in investing activities was an outflow of (Y) 4.5 billion. This amount was primarily attributable to capital expenditures of (Y)
4.1 billion, including capital expenditures related to equipment for leasing.

          Net cash used in financing activities was an outflow of (Y) 2.5 billion. This amount was primarily attributable to dividend payments in the amount of (Y)4.2 billion offset by proceeds from sale of treasury stock in the amount of (Y) 1.7 billion.

(3) Prospects for the Fiscal Year

          With respect to its operating environment in the fiscal year, Advantest expects a rapid increase in demand for DDR2-DRAM used in personal computers resulting from, among other things, the planned launch of a new operating system for personal computers in January 2007. Advantest also expects to see expanded volume and application of flash memory semiconductors used for mobile telephones, portable audio players and digital cameras. Furthermore, a continuous increase in demand is anticipated for semiconductors used for car-related products and digital consumer products (due to wider acceptance of flat-panel televisions by consumers). With such increase in demand, Advantest expects that demand for semiconductor manufacturing equipments will continue to increase going forward.

          On the other hand, Advantest is concerned that restrained capital expenditures as a result of poor supply and demand balance, an issue unique to the semiconductor market, increased prices of raw materials such as oil, risks relating to exchange rates, and strengthened downward pressure on prices as a result of the above-mentioned factors may affect our results.

          In order to respond to these conditions, Advantest plans to continue its efforts to increase orders input received and expand sales through the timely introduction of new products that meet customers' needs by strengthening marketing and development structure. To further strengthen its cost competitiveness, Advantest will make continued efforts to further improve profitability by reviewing its operational process company wide and improving manufacturing efficiency.

          As described above, Advantest expects a growth in the scond half of the fiscal year. However, because sales in respect of the semiconductor and component test system segment fell below our previous forecasts and we foresee that it would be difficult to recover such decrease in the second half of the fiscal year, we revised the business outlook described below.

(Consolidated)
------------------------------ --------------------------- --------------------------- ----------------------------
                                       Net Sales           Income before income taxes          Net Income
------------------------------ --------------------------- --------------------------- ----------------------------
    Previous forecast (A)                        265,000                      72,000                       44,000
   (As of April 26, 2006)
------------------------------ --------------------------- --------------------------- ----------------------------
    Revised forecast (B)                         255,000                      68,000                       43,000
------------------------------ --------------------------- --------------------------- ----------------------------
      Difference (B-A)                           (10,000)                     (4,000)                      (1,000)
------------------------------ --------------------------- --------------------------- ----------------------------

(Non-consolidated)
------------------------------ --------------------------- --------------------------- ----------------------------
                                       Net Sales                Ordinary Income                Net Income
------------------------------ --------------------------- --------------------------- ----------------------------
    Previous forecast (A)                        230,000                      56,000                       36,000
   (As of April 26, 2006)
------------------------------ --------------------------- --------------------------- ----------------------------
    Revised forecast (B)                         215,000                      49,000                       33,000
------------------------------ --------------------------- --------------------------- ----------------------------
      Difference (B-A)                           (15,000)                     (7,000)                      (3,000)
------------------------------ --------------------------- --------------------------- ----------------------------

[Profit Distribution Forecast]

     Based on the prospects for the fiscal year and the profit distribution policy described above, Advantest expects to distribute an annual dividend of
(Y) 17.5 per share, taking into account the stock split based on the record date of September 30, 2006. This amount is equivalent to an interim dividend of (Y)
35.0 per share that was referred to in our previous forecast.

(4) Risk Factors

Advantest considers the factors below, including, but not limited to, to be our business risks as of the date hereof, and such business risks are also referred to in our annual report filed with the Kanto Local Finance Bureau on June 28, 2006.

     o Negative consequences resulting from the cyclicality of demand-supply balance in the semiconductor industry.
     o    Failure to meet our clients' technical requirements.
     o    Failure to compete effectively in our business operations.
     o    Enhanced price pressure in the market.
     o Possibility of losing one or more of our largest customers that currently account for a significant portion of our net sales.
     o    Fluctuations in foreign exchange rates.
     o Failure to respond to business opportunities due to our inability to increase production upon a sudden increase in demand for our products.
     o    Substantial dependence on a limited number of subcontractors.
     o Catastrophic loss to our and our subcontractors' and suppliers' facilities and operations.
     o Economic, political and other risks associated with international operations and sales.
     o Cost increases due to more stringent regulatory requirements for chemicals.
     o Unknowing infringement by us of the intellectual property rights of third parties and infringement by third parties of our intellectual property rights.
     o    Inability to hire key personnel.
     o Decline by our independent registered public accounting firm to provide adequate attestation as required by Section 404 of the Sarbanes-Oxley Act.

                           Advantest Corporation - Consolidated (FY2006 Interim)

Interim Consolidated Financial Statements and other information

    Interim Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------------------------------
                                                  FY2005 interim             FY2006 interim          Summarized balance
                                                                                                      sheet of FY2005
                                            (As of September 30, 2005) (As of September 30, 2006)  (As of March 31, 2006)
-------------------------------------------------------------------------------------------------------------------------------
                                                 Amount                    Amount                    Amount
                                              (in million   Percentage  (in million   Percentage  (in million   Percentage
                                       Notes      yen)         (%)          yen)         (%)          yen)         (%)
-------------------------------------------------------------------------------------------------------------------------------
(Assets)
  Cash and cash equivalents                      135,226                   163,635                   157,925

  Trade accounts receivable, less       *1        59,038                    67,336                    69,567
  allowance for doubtful accounts
  Inventories                                     34,471                    27,040                    29,911

  Deferred tax assets                             15,329                    12,471                    13,708

  Other current assets                             4,156                     2,626                     4,522
                                              ------------              ------------              ------------
     Total current assets                        248,220       77.6        273,108       78.7        275,633        78.6

  Investment securities                            7,687        2.4         11,423        3.3         12,273         3.5

  Property, plant and equipment, net  *2 *3       51,423       16.1         50,002       14.4         50,793        14.5

  Deferred tax assets                              7,629        2.4          7,783        2.2          7,378         2.1

  Intangible assets, at cost, less                 2,930        0.9          2,973        0.9          2,858         0.8
  accumulated amortization
  Other assets                                     2,180        0.6          1,800        0.5          1,841         0.5
                                              ------------              ------------              ------------
     Total assets                                320,069      100.0        347,089      100.0        350,776       100.0
                                              ------------              ------------              ------------
-------------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2006 Interim)

-------------------------------------------------------------------------------------------------------------------------------
                                                  FY2005 interim             FY2006 interim          Summarized balance
                                                                                                      sheet of FY2005
                                            (As of September 30, 2005) (As of September 30, 2006)  (As of March 31, 2006)
-------------------------------------------------------------------------------------------------------------------------------
                                                 Amount                    Amount                    Amount
                                              (in million   Percentage  (in million   Percentage  (in million   Percentage
                                       Notes      yen)         (%)          yen)         (%)          yen)         (%)
-------------------------------------------------------------------------------------------------------------------------------
(Liabilities)

  Current portion of long-term debt               20,047                        10                        30

  Trade accounts payable                          29,577                    22,915                    32,584

  Income taxes payable                             9,110                    10,831                    19,970

  Accrued expenses                                11,039                    11,780                    12,781

  Accrued warranty expenses                        4,180                     4,373                     4,776

  Deferred revenue                                 4,654                       620                     2,979

  Other current liabilities                        2,923                     2,912                     3,625
                                              ------------              ------------             -------------
    Total current liabilities                     81,530       25.5         53,441       15.4         76,745        21.9

  Long-term debt, excluding current
  portion                                *3           15        0.0              5        0.0             10         0.0

  Accrued pension and severance cost              12,361        3.9         11,420        3.3         12,292         3.5

  Other liabilities                                3,561        1.1          3.550        1.0          3,802         1.1
                                              ------------              ------------             -------------
    Total liabilities                             97,467       30.5         68,416       19.7         92,849        26.5
                                              ------------              ------------             -------------

(Stockholders' equity)

  Common stock                                    32,363       10.1         32,363        9.3         32,363         9.2

  Capital surplus                                 36,018       11.3         37,702       10.9         37,147        10.6

  Retained earnings                              222,213       69.4        262,875       75.7        245,090        69.9

  Accumulated other comprehensive
  income (loss)                           *4      (2,865)      (0.9)         1,757        0.5          1,344         0.3

  Treasury stock                                 (65,127)     (20.4)       (56,024)     (16.1)       (58,017)      (16.5)
                                              ------------              ------------             -------------
    Total stockholders' equity                   222,602       69.5        278,673       80.3        257,927        73.5
                                              ------------              ------------             -------------
    Total liabilities and
    stockholders' equity                         320,069      100.0        347,089      100.0        350,776       100.0
                                              ------------              ------------             -------------
-----------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2006 Interim)

(Notes)

------------------------------------------------------------------------------------------------------------------
                                                 FY2005 interim         FY2006 interim             FY2005
                                              (As of September 30,   (As of September 30,  (As of March 31, 2006)
                                                      2005)                  2006)
------------------------------------------------------------------------------------------------------------------
                                                     Amount                 Amount                 Amount
                                                (in million yen)       (in million yen)       (in million yen)
------------------------------------------------------------------------------------------------------------------
 *1. Allowance for doubtful accounts                  2,164                  2,055                  2,117
------------------------------------------------------------------------------------------------------------------
 *2. Accumulated depreciation on property,
     plant and equipment                             71,264                 73,803                 72,131
------------------------------------------------------------------------------------------------------------------
 *3. Collateralized assets and secured
     obligations

     Property, plant and equipment                      388                      -                      -

     Obligations secured by the above                    17                      -                      -
------------------------------------------------------------------------------------------------------------------
 *4. Accumulated other comprehensive
     income (loss)

     Foreign currency translation
     adjustments                                     (4,393)                  (565)                (1,378)

     Net unrealized gain (loss) on
     available-for-sale securities                    1,528                  2,322                  2,722
------------------------------------------------------------------------------------------------------------------
 5. Net assets per share (in yen)                     1,202.81               1,489.45               1,381.85
------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2006 Interim)

   Interim Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------
                                          FY2005 interim            FY2006 interim        Summarized statement of
                                                                                             income of FY2005
                                      (April 1, 2005 through    (April 1, 2006 through    (April 1, 2005 through
                                        September 30, 2005)      September 30, 2006)          March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                          Amount     Percentage    Amount      Percentage    Amount      Percentage
                                     (in million yen)   (%)    (in million yen)   (%)    (in million yen)   (%)
--------------------------------------------------------------------------------------------------------------------
 Net sales                                   107,099    100.0          120,492    100.0          253,922     100.0

 Cost of sales                                51,714     48.3           55,493     46.1          121,429      47.8
                                            ----------                 ---------                 ---------
   Gross profit                               55,385     51.7           64,999     53.9          132,493      52.2
 Research and development
 expenses                                     12,877     12.0           14,121     11.7           26,927      10.6

 Selling, general and
 administrative expenses                      19,848     18.5           18,679     15.5           41,108      16.2
                                            ----------                 ---------                 ---------
   Operating income (loss)                    22,660     21.2           32,199     26.7           64,458      25.4

 Other income (expense):

   Interest and dividend
   income                               715                      1,384                     1,760

   Interest expense                    (205)                        (8)                     (290)

   Other                              1,332    1,842      1.7      376   1,752      1.5    1,526   2,996       1.2
                                     -----------------        ------------------        ------------------
   Income (loss) before
   income taxes                               24,502     22.9           33,951     28.2           67,454      26.6

 Income taxes                                  9,888      9.3           11,747      9.8           26,080      10.3
                                            ----------                 ---------                 ---------
   Net income (loss)                          14,614     13.6           22,204     18.4           41,374      16.3
                                            ----------                 ---------                 ---------
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                          FY2005 interim            FY2006 interim                FY2005
                                      (April 1, 2005 through    (April 1, 2006 through    (April 1, 2005 through
                                        September 30, 2005)      September 30, 2006)          March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                              Amount                    Amount                    Amount
                                             (in yen)                  (in yen)                  (in yen)
--------------------------------------------------------------------------------------------------------------------
  Net income per share

    Basic                                          79.03                   118.79                      223.17

    Diluted                                        78.75                   118.03                      221.98
--------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2006 Interim)

       Interim Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------------------------------------
                                          FY2005 interim         FY2006 interim     Statement of stockholders'
                                                                                        equity of FY2005
                                     (April 1, 2005 through  (April 1, 2006 through  (April 1, 2005 through
                                        September 30, 2005)    September 30, 2006)       March 31, 2006)
--------------------------------------------------------------------------------------------------------------
                                              Amount                 Amount                  Amount
                                         (in million yen)       (in million yen)        (in million yen)
--------------------------------------------------------------------------------------------------------------
  Common stock :

    Balance at beginning of period                32,363                 32,363                   32,363
                                      ------------------------------------------------------------------------
    Balance at end of period                      32,363                 32,363                   32,363
                                      ------------------------------------------------------------------------
  Capital surplus :

    Balance at beginning of period                35,263                 37,147                   35,263

    Stock option compensation expense                755                    648                    1,884

    Other decrease                                     -                    (93)                       -
                                      ------------------------------------------------------------------------
    Balance at end of period                      36,018                 37,702                   37,147
                                      ------------------------------------------------------------------------
  Retained earnings :

    Balance at beginning of period               210,121                245,090                  210,121

    Net income (loss)                             14,614                 22,204                   41,374

    Cash dividends                                (2,311)                (4,200)                  (4,625)

    Loss on disposal of treasury
    stock                                           (211)                  (219)                  (1,780)
                                      ------------------------------------------------------------------------
    Balance at end of period                     222,213                262,875                  245,090
                                      ------------------------------------------------------------------------
  Accumulated other comprehensive
  income (loss) :

    Balance at beginning of period                (4,878)                 1,344                   (4,878)

    Other comprehensive income
    (loss), net of tax                             2,013                    413                    6,222
                                      ------------------------------------------------------------------------
    Balance at end of period                      (2,865)                 1,757                    1,344
                                      ------------------------------------------------------------------------
  Treasury stock :

    Balance at beginning of period               (66,120)               (58,017)                 (66,120)

    Treasury stock purchased                         (14)                   (18)                     (55)

    Exercise of stock options                      1,006                  2,004                    8,157

    Treasury stock sold                                1                      7                        1
                                      ------------------------------------------------------------------------
    Balance at end of period                     (65,127)               (56,024)                 (58,017)
                                      ------------------------------------------------------------------------
      Total stockholders' equity                 222,602                278,673                  257,927
--------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
  Disclosure of comprehensive
  income (loss):
    Net income (loss)                            14,614                 22,204                   41,374

    Other comprehensive income
    (loss), net of tax                            2,013                    413                    6,222
                                     ------------------------------------------------------------------------
    Total comprehensive income
    (loss)                                       16,627                 22,617                   47,596
-------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2006 Interim)

       Interim Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------
                                                       FY2005 interim       FY2006 interim   Summarized statement of
                                                       (April 1, 2005       (April 1, 2006    cash flows of FY2005
                                                           through             through       (April 1, 2005through
                                                     September 30, 2005) September 30, 2006)    March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                                           Amount               Amount               Amount
                                                      (in million yen)     (in million yen)     (in million yen)
--------------------------------------------------------------------------------------------------------------------
  I Cash flows from operating activities:

      Net income (loss)                                       14,614               22,204               41,374

      Adjustments to reconcile net income (loss) to net cash provided by operating activities:

        Depreciation and amortization                          3,962                3,810                8,275

        Deferred income taxes                                   (679)                 915                1,005

        Stock option compensation expense                        755                  648                1,884

        Changes in assets and liabilities:

        Trade accounts receivable                             (1,826)               2,180              (11,072)

        Inventories                                           (4,670)               2,835                  108

        Trade accounts payable                                 5,805               (9,390)               7,627

        Income taxes payable                                   1,792               (9,156)              12,506

        Accrued expenses                                      (2,864)              (1,013)              (1,261)

        Accrued warranty expenses                                 50                 (403)                 610

        Deferred revenue                                       2,268               (2,329)                 548

        Accrued pension and severance cost                      (243)                (873)                (329)

        Other                                                 (2,166)               2,763               (1,795)
                                                    ----------------------------------------------------------------
          Net cash provided by operating activities           16,798               12,191               59,480
                                                    ----------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2006 Interim)

--------------------------------------------------------------------------------------------------------------------
                                                       FY2005 interim       FY2006 interim  Summarized statement of
                                                       (April 1, 2005       (April 1, 2006    cash flows of FY2005
                                                           through             through       (April 1, 2005 through
                                                     September 30, 2005) September 30, 2006)    March 31, 2006)
--------------------------------------------------------------------------------------------------------------------
                                                           Amount               Amount               Amount
                                                      (in million yen)     (in million yen)     (in million yen)
--------------------------------------------------------------------------------------------------------------------
 II  Cash flows from investing activities:

      Proceeds from sale of available-for-sale
      marketable securities                                    2,964                    -                2,977

      Purchase of marketable securities                            -                    -               (2,256)

      Purchases of non-marketable securities                  (1,900)                   -               (1,900)

      Proceeds from sale of property, plant and
      equipment                                                  190                   63                  258

      Purchases of intangible assets                            (238)                (449)                (523)

      Purchases of property, plant and equipment              (3,776)              (4,105)              (7,071)

      Other                                                      (58)                 (33)                 (27)
                                                    ----------------------------------------------------------------
        Net cash used in investing activities                 (2,818)              (4,524)              (8,542)
                                                    ----------------------------------------------------------------

 III Cash flows from financing activities:

      Principal payments on long-term debt                       (21)                 (25)             (20,043)

      Proceeds from sale of treasury stock                       796                1,698                6,378

      Payments to acquire treasury stock                         (12)                 (18)                 (57)

      Dividends paid                                          (2,307)              (4,193)              (4,622)

      Other                                                       13                   (4)                   8
                                                    ----------------------------------------------------------------
        Net cash used in financing activities                 (1,531)              (2,542)             (18,336)
                                                    ----------------------------------------------------------------
 IV  Net effect of exchange rate changes on cash               1,791                  585                4,337
     and cash equivalents
                                                    ----------------------------------------------------------------
 V   Net change in cash and cash equivalents                  14,240                5,710               36,939

 VI  Cash and cash equivalents at beginning of               120,986              157,925              120,986
     period
                                                    ----------------------------------------------------------------
 VII Cash and cash equivalents at end of period              135,226              163,635              157,925
--------------------------------------------------------------------------------------------------------------------

              Advantest Corporation - Consolidated (FY2006 Interim)

Organization of the Advantest Group

  The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

------------------------------------------------------------------------------------------------------------------------------------
|  ==============================================================================================================================  |
|  |                                              Customer and Distributors                                                     |  |
|  ==============================================================================================================================  |
|  ^                   ^                                       ^                                                    ^         ^    |
|  |                   |                                       |                                                    |         |    |
| ------------------------------------------------------------------------------------------------------------------|---------|--- |
| ||                   |                      .                |                   .                                |         |  | |
| ||                   |                      .                |                   .                                |         |  | |
| ||                   |       Sales and Support Companies     |                   .                                |         |  | |
| ||                   |       ------------------------------------------------------------------------             |         |  | |
| ||                   |       |Advantest America, Inc.                Advantest Taiwan Inc.          |             |         |  | |
| ||                   |------>|Advantest (Europe) GmbH                Advantest Korea Co., Ltd.      |<------------|         |  | |
| ||                   |       |Advantest (Singapore) Pte. Ltd.        Advantest (Suzhou) Co., Ltd.   |             |         |  | |
| ||                   |       ------------------------------------------------------------------------             |         |  | |
| ||                   |                      .  ^             ^                   .                                |         |  | |
| ||                   |                      .  |             |                   .                                |         |  | |
| ||                   |                      .  |             |                   .                                |         |  | |
| ||                   |                      .  |             |                   .                                |         |  | |
| ||  Development manufacturing and sales     .  |             |                   .                                |         |  | |
| ||    companies                             .  |   Manufacturing Company         .  Service Companies             |         |  | |
| ||                   |                      .  |             |                   .                                |         |  | |
| ||   -------------------------------------  .  |   --------------------------    .  -----------------------------------     |  | |
| ||   | Japan Engineering Co., Ltd        |  .  |   |  Advantest Engineering |    .  | Advantest Customer Support      |     |  | |
| ||   | Advantest Kyushu Systems Co., Ltd.|  .  |   |   (M)Sdn. Bhd.         |    .  |   Corporation                   |     |  | |
| ||   -------------------------------------  .  |   --------------------------    .  | Advantest Finance Inc.          |     |  | |
| ||                     |                    .  |                                 .  | Electronic Retrofit Corporation.|     |  | |
| ||                     |                    .  |                                 .  | Advantest Logistics Co., Ltd.   |     |  | |
| ||                     |                    .  |                                 .  | Advanfacilities Co., Ltd.       |     |  | |
| ||                     |                    .  |                                 .  | Advantest Technical Information |     |  | |
| ||                     |                    .  |                                 .  |   Service Corporation           |     |  | |
| ||                     |                    .  |                                 .  | Advantest Analysis Laboratories |     |  | |
| ||                     |                    .  |                                 .  |   Co., Ltd.                     |     |  | |
| ||                     |                    .  |                                 .  | Advantest Staff Resource        |     |  | |
| ||                     |                    .  |                                 .  |   Corporation                   |     |  | |
| ||                     |                    .  |                                 .  | Advantest Media Service         |     |  | |
| ||                     |                    .  |                                 .  |   Corporation                   |     |  | |
| ||                     |                    .  |                                 .  | Advantest Information Systems,  |     |  | |
| ||                     |                    .  |                                 .  |   Inc.                          |     |  | |
| ||                     |                    .  |                                 .  -----------------------------------     |  | |
| ||                     |                    .  |                                 .                    ^                     |  | |
| ||                     |                    .  |                                 .                    |                     |  | |
| ||                     v                    .  v                                 .                    v                     |  | |
| ||    ==================================================================================================================    |  | |
| ||----|                                            Advantest Corporation                                               |-----  | |
| |     ==================================================================================================================       | |
| |                                         ^ .                                    .                                             | |
| |                                         | .                                    .                                             | |
| |                                         | .                                    .                                             | |
| |                                         | .                                    .                                             | |
| |                                         | .                                    .                                             | |
| |    Manufacturing Company                | .   Manufacturing Companies          .    Reserach and Development Companies       | |
| |                                         | .                                    .                                             | |
| |    ----------------------------------   | .   ------------------------------   .    --------------------------------------   | |
| |    | Advantest Manufacturing, Inc.  |---| .   |  Advanmechatec Co., Ltd.   |   .    |   Advantest Laboratories Co., Ltd. |   | |
| |    ----------------------------------   | .   |  Advantest DI Corporation  |   .    |   Advantest Europe R&D S.A.R.L.    |   | |
| |                                         | .   ------------------------------   .    --------------------------------------   | |
| |                                         | .                                    .                                             | |
| |  Development companies                  | .                                    .                                             | |
| |                                         | .                                    .                                             | |
| |  -------------------------------------- | .                                    .                                             | |
| |  | Advansoft Development              | | .                                    .                                             | |
| |  |  Corporation                       | | .                                    .                                             | |
| |  | Advantest Tokyo Systems Co., Ltd.  |-- .                                    .                                             | |
| |  | Advantest Tohoku Systems Co., Ltd. |   .                                    .                                             | |
| |  | Advantest Kansai Systems Co., Ltd. |   .                                    .                                             | |
| |  | Advantest America R&D Center, Inc. |   .                                    .                                             | |
| |  --------------------------------------   .                                    .                                             | |
| |                                           .                                    .                                             | |
| |------------------------------------------------------------------------------------------------------------------------------| |
|                                                                                                                                  |
| ===============================================================================================================================  |
| | Semiconductor and Component Test System  |         Mechatronics System           |       Services, Support and Others       |  |
| ===============================================================================================================================  |
|                                                                                                                                  |
|                                                                                                                                  |
|                                                                                                                                  |
------------------------------------------------------------------------------------------------------------------------------------

  There are 11 other consolidated subsidiaries in addition to those mentioned in the above diagram.

  Consolidated subsidiaries (23 domestic; 17 overseas; 40 total)
  <--- : Main flow of products and services

Notes to the Interim Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

          Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources (collectively "U.S. GAAP"). However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

          Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares its consolidated financial statements in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method

          Advantest's interim consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. Advantest does not have any variable interest entities as provided in the U.S. Financial Accounting Standards Board's Interpretation No. 46 (Revised December 2003)- "Consolidation of Variable Interest Entities". Thus, Advantest does not include any such entity in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

          The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

-------------------------------------------------------------------------------------------------------
                                  FY 2006 Interim                FY 2005
                            (As of September 30, 2006)    (As of March 31, 2006)   Increase (decrease)
-------------------------------------------------------------------------------------------------------
              Domestic                 23                          23                     0
            -------------------------------------------------------------------------------------------
              Overseas                 17                          17                     0
            -------------------------------------------------------------------------------------------
Consolidated subsidiaries              40                          40                     0
-------------------------------------------------------------------------------------------------------
Equity method affiliates                -                          -                      -
-------------------------------------------------------------------------------------------------------
Total                                  40                          40                     0
-------------------------------------------------------------------------------------------------------

(Note 2) Summary of Significant Accounting Policies and Practices
         There was no change in accounting policies and practices.

(Note 3) Investment Securities

          Investment securities at September 30, 2005, September 30, 2006 and March 31, 2006 consist of marketable and non-marketable equity securities. Advantest classifies its marketable equity securities as available-for-sale. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at September 30, 2005, September 30, 2006 and March 31, 2006 were as follows:



                                                             Million Yen
                                                             -----------
                                                          September 30, 2005
                                                          ------------------
                                                          Gross        Gross
                                                          -----        -----
                                        Acquisition    unrealized    unrealized
                                        -----------    ----------    ----------
                                           cost           Gains        Losses      Fair value
                                           ----           -----        ------      ----------
         Noncurrent:
            Available-for-sale:
               Equity securities           1,784          2,560           -          4,344

                                                             Million Yen
                                                             -----------
                                                          September 30, 2006
                                                          ------------------
                                                          Gross        Gross
                                                          -----        -----
                                        Acquisition    unrealized    unrealized
                                        -----------    ----------    ----------
                                           cost           Gains        Losses      Fair value
                                           ----           -----        ------      ----------
         Noncurrent:
            Available-for-sale:
               Equity securities           4,315          3,885           5          8,195

                                                             Million Yen
                                                             -----------
                                                            March 31, 2006
                                                            --------------
                                                          Gross        Gross
                                                          -----        -----
                                        Acquisition    unrealized    unrealized
                                        -----------    ----------    ----------
                                           cost           Gains        Losses      Fair value
                                           ----           -----        ------      ----------
         Noncurrent:
            Available-for-sale:
               Equity securities           4,424          4,559           8          8,975

          Gross realized gains and losses on available-for-sales equity securities for the six months ended September 30, 2005, September 30, 2006 and for the year ended March 31, 2006 were as follows:

                                                                        Million Yen
                                                                        -----------
                                            September 30, 2005       September 30, 2006        March 31, 2006
                                            ------------------       ------------------        --------------
                                            Gross       Gross        Gross       Gross        Gross       Gross
                                            -----       -----        -----       -----        -----       -----
                                          realized     realized    realized     realized    realized     realized
                                          --------     --------    --------     --------    --------     --------
                                            Gains       Losses       Gains       Losses       Gains       Losses
                                            -----       ------       -----       ------       -----       ------
         Noncurrent:
            Available-for-sale:
               Equity securities             934          -           -            -          1,040         -

         Gross realized gains and losses based on the averaged cost method are included in "other income (expense)" in the interim consolidated statements of income and consolidated statements of income and "other" in net cash provided by operating activities in the interim consolidated statements of cash flows and the consolidated statements of cash flows.

         Non-marketable investment securities are carried at cost. On a periodic basis, Advantest evaluates the investments for the possible impairment. If the fair value of the investment securities is estimated to have declined and such decline is judged to be other than temporary, Advantest recognizes the impairment of the investment and the carrying value is reduced to its fair value. The impairment is charged to earnings and a new cost basis for the security is established.

    (Note 4) Basic and Diluted Net Income (loss) per Share.

         Basic and diluted net income (loss) per share was computed as follows:

                                                   FY2005 Interim        FY2006 Interim            FY2005
                                               ----------------------  ----------------    ----------------------

       Numerator:
         Net income (Millon yen)                      14,614                22,204                41,374
                                               ----------------------  ----------------    ----------------------

       Denominator

          Basic weighted average shares          184,916,458           186,911,714           185,389,026
          Dilutive effect of exercise of
          stock option and warrants                  641,512             1,215,246               994,054
                                               ----------------------  ----------------    ----------------------

          Diluted weighted average shares        185,557,970           188,126,960           186,383,080
                                               ----------------------  ----------------    ----------------------


         At September 30, 2005, September 30, 2006 and March 31, 2006, stock options and warrants representing, upon exercise, 14,000 shares, 1,582,000 shares and 4,000 shares, respectively, were outstanding but were not included in the computation for net income per share (diluted) because the foregoing did not have any dilutive effect.

   (Note 5)  Significant Event after the Balance Sheet Date

         Pursuant to resolution by the Board of Directors dated July 26, 2006, Advantest has made, on October 1, 2006, a one to two stock split per share of the common stock applicable to shareholders recorded in the register as of September 30, 2006.
         Share numbers and per share information contained in the Interim Consolidated Financial Statements (net assets per share, basic net income per share for this interim fiscal period and net income per share (diluted) per share for all fiscal periods presented) reflect such stock split.

              Advantest Corporation - Consolidated (FY2006 Interim)

(Segment Information)
1. Business Segment Information

----------------------------------------------------------------------------------------------------------------------------------
                                                      FY2005 interim               FY2006 interim                   FY2005
                                                 (April 1, 2005 through       (April 1, 2006 through       (April 1, 2005 through
                                                     September 30, 2005)          September 30, 2006)            March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                     Amount      Percentage       (Amount    Percentage      (Amount    Percentage
                                                  (in million       (%)        (in million      (%)        (in million      (%)
                                                      yen)                         yen)                        yen)
----------------------------------------------------------------------------------------------------------------------------------
Semiconductor and Component Test System

           Sales to unaffiliated customers            78,244        96.8           84,305        98.1          187,136        97.8

           Intersegment sales                          2,588         3.2            1,669         1.9            4,279         2.2
           -----------------------------------------------------------------------------------------------------------------------
        Net sales                                     80,832       100.0           85,974       100.0          191,415       100.0
        --------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            59,829        74.0           59,438        69.1          133,898        70.0
        --------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                       21,003        26.0           26,536        30.9           57,517        30.0
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Mechatronics System

           Sales to unaffiliated customers            20,320        99.2           26,527        99.5           47,724        98.9

           Intersegment sales                            161         0.8              128         0.5              536         1.1
           -----------------------------------------------------------------------------------------------------------------------
        Net sales                                     20,481       100.0           26,655       100.0           48,260       100.0
        --------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            15,890        77.6           19,101        71.7           36,294        75.2
        --------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                        4,591        22.4            7,554        28.3           11,966        24.8
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Services, Support and Others

           Sales to unaffiliated customers             8,535       100.0            9,660       100.0           19,062       100.0

           Intersegment sales                              -           -                -           -                -           -
           -----------------------------------------------------------------------------------------------------------------------
        Net sales                                      8,535       100.0            9,660       100.0           19,062       100.0
        --------------------------------------------------------------------------------------------------------------------------
        Operating expenses                             6,585        77.2            8,249        85.4           15,209        79.8
        --------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                        1,950        22.8            1,411        14.6            3,853        20.2
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Elimination and Corporate

           Sales to unaffiliated customers                 -           -                -           -                -           -

           Intersegment sales                         (2,749)      100.0           (1,797)      100.0           (4,815)      100.0
           -----------------------------------------------------------------------------------------------------------------------
        Net sales                                     (2,749)      100.0           (1,797)      100.0           (4,815)      100.0
        --------------------------------------------------------------------------------------------------------------------------
        Operating expenses                             1,380           -              857           -            2,179           -
        --------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                       (4,129)          -           (2,654)          -           (6,994)          -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Consolidated

           Sales to unaffiliated customers           107,099       100.0          120,492       100.0          253,922       100.0

           Intersegment sales                              -           -                -           -                -           -
        --------------------------------------------------------------------------------------------------------------------------
        Net sales                                    107,099       100.0          120,492       100.0          253,922       100.0
        --------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            83,684        78.1           87,645        72.7          187,580        73.9
        --------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                       23,415        21.9           32,847        27.3           66,342        26.1
----------------------------------------------------------------------------------------------------------------------------------

(Notes)
1. Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.

2.      Stock option compensation expense of (Y)755 million, (Y)648 million and
        (Y)1,884 million in FY2005 interim, FY2006 interim and FY 2005, respectively are not included in operating income in the business segment information. Therefore these operating income do not match with the operating income in the interim consolidated statements of income and the consolidated statements of income. Such exclusion was made since such items are not included in the performance review of each business segment by management.


2. Geographic Segment Information (Based on Location of Customers)

Net sales to unaffiliated customers

----------------------------------------------------------------------------------------------------------------------------------
                                                      FY2005 interim               FY2006 interim                   FY2005
                                                 (April 1, 2005 through       (April 1, 2006 through       (April 1, 2005 through
                                                     September 30, 2005)          September 30, 2006)            March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                     Amount      Percentage       (Amount    Percentage      (Amount    Percentage
                                                  (in million       (%)        (in million      (%)        (in million      (%)
                                                      yen)                         yen)                        yen)
----------------------------------------------------------------------------------------------------------------------------------
     Americas                                         11,452        10.7            6,136         5.1           25,516        10.0
     -----------------------------------------------------------------------------------------------------------------------------
     Europe                                            7,117         6.6            4,876         4.0           14,558         5.7
     -----------------------------------------------------------------------------------------------------------------------------
     Asia                                             53,923        50.4           61,274        50.9          132,708        52.3
     -----------------------------------------------------------------------------------------------------------------------------
          Total Overseas                              72,492        67.7           72,286        60.0          172,782        68.0
     -----------------------------------------------------------------------------------------------------------------------------
     Japan                                            34,607        32.3           48,206        40.0           81,140        32.0
     -----------------------------------------------------------------------------------------------------------------------------
          Consolidated                               107,099       100.0          120,492       100.0          253,922       100.0
----------------------------------------------------------------------------------------------------------------------------------

        Advantest Corporation - Supplemental Information (FY2006 Interim)


Supplemental Information to the FY2006 Interim Earnings Digest
          *All consolidated figures were prepared in accordance with U.S. GAAP.

1. Summary of FY2006 Interim Results (April 1, 2006 through September 30, 2006)

          (Consolidated)                                                                      (Rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                           FY2005 interim    FY2006 interim   Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
          Net sales                                               107,099           120,492                 12.5       253,922
----------------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                                  22,660            32,199                 42.1        64,458
----------------------------------------------------------------------------------------------------------------------------------
          Income (loss) before income taxes                        24,502            33,951                 38.6        67,454
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                                        14,614            22,204                 51.9        41,374
----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                            320,069           347,089                  8.4       350,776
----------------------------------------------------------------------------------------------------------------------------------
          Net assets                                              222,602           278,673                 25.2       257,927
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss) per share (basic) (in yen)              79.03            118.79                 50.3        223.17
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss) per share (diluted) (in yen)            78.75            118.03                 49.9        221.98
----------------------------------------------------------------------------------------------------------------------------------
          Net assets per share (in yen)                          1,202.81          1,489.45                 23.8      1,381.85
----------------------------------------------------------------------------------------------------------------------------------
          Net interest expense                                        510             1,376                169.5         1,470
----------------------------------------------------------------------------------------------------------------------------------
          ROE(%)                                                        -                 -                    -          17.8
----------------------------------------------------------------------------------------------------------------------------------

(Note) On October 1, 2006, a one to two stock split was made to shares of the common stock in respect of shareholders recorded in the register as of September 30, 2006. Per share information (basic net income per share, net income per shares (diluted) and net assets per share for all periods presented) reflect such stock split.

          (Non-Consolidated) (Parent Company only, Japanese GAAP)                                (Truncated after the million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                           FY2005 interim    FY2006 interim   Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
          Net sales                                               101,484         99,562                 (1.9)          217,688
----------------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                                  21,161         21,465                  1.4            49,746
----------------------------------------------------------------------------------------------------------------------------------
          Ordinary income (loss)                                   24,589         24,293                 (1.2)           53,878
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                                        16,524         16,707                  1.1            35,273
----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                            255,783        266,206                  4.1           274,538
----------------------------------------------------------------------------------------------------------------------------------
          Net assets                                              173,999        211,459                 21.5           197,226
----------------------------------------------------------------------------------------------------------------------------------
          Net income (loss) per share (in yen)                     178.72         178.78                  0.0            378.34
----------------------------------------------------------------------------------------------------------------------------------
          Net assets per share (in yen)                          1,880.38       2,253.49                 19.8          2,111.11
----------------------------------------------------------------------------------------------------------------------------------
          Dividends per share (in yen)                              25.00          35.00                40.00             70.00
----------------------------------------------------------------------------------------------------------------------------------


2. Consolidated Net Sales by Business and Geographic Segment                                  (Rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
          By Business Segment                            FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
                  Semiconductor and Component                    80,832          85,974                  6.4             191,415
                  Test System
                  ----------------------------------------------------------------------------------------------------------------
                  Mechatronics System                            20,481          26,655                 30.1              48,260
                  ----------------------------------------------------------------------------------------------------------------
                  Services, Support and Others                    8,535           9,660                 13.2              19,062
                  ----------------------------------------------------------------------------------------------------------------
                  Intercompany transactions elimination          (2,749)         (1,797)                   -              (4,815)
                  ----------------------------------------------------------------------------------------------------------------
          Total net sales                                       107,099         120,492                 12.5             253,922
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
          By Geographic Segment                          FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
          Japan                                                  34,607          48,206                  39.3             81,140
----------------------------------------------------------------------------------------------------------------------------------
                  Americas                                       11,452           6,136                 (46.4)            25,516
                  ----------------------------------------------------------------------------------------------------------------
                  Europe                                          7,117           4,876                 (31.5)            14,558
                  ----------------------------------------------------------------------------------------------------------------
                  Asia                                           53,923          61,274                  13.6            132,708
                  ----------------------------------------------------------------------------------------------------------------
          Total overseas                                         72,492          72,286                  (0.3)           172,782
----------------------------------------------------------------------------------------------------------------------------------


3. Consolidated Orders input received and Orders backlog by Business Segment                    (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
          Orders input received                          FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
------------------------------------------------------------------------------------------------------------------------------------
                  Semiconductor and Component                    93,732          82,048                 (12.5)           195,585
                  Test System
                  ------------------------------------------------------------------------------------------------------------------
                  Mechatronics System                            21,652          25,462                   17.6            49,491
                  ------------------------------------------------------------------------------------------------------------------
                  Services, Support and Others                    9,051           9,415                    4.0            19,251
                  ------------------------------------------------------------------------------------------------------------------
                  Intercompany transactions elimination          (2,849)         (1,707)                     -            (4,892)
                  ------------------------------------------------------------------------------------------------------------------
          Total orders input received                           121,586         115,218                   (5.2)          259,435
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
          Orders backlog                                 FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
------------------------------------------------------------------------------------------------------------------------------------
                  Semiconductor and Component                    44,946          32,289                  (28.2)           36,215
                  Test System
                  ------------------------------------------------------------------------------------------------------------------
                  Mechatronics System                             7,831           6,698                  (14.5)            7,891
                  ------------------------------------------------------------------------------------------------------------------
                  Services, Support and Others                    1,364             794                  (41.8)            1,038
                  ------------------------------------------------------------------------------------------------------------------
                  Intercompany transactions elimination            (116)             (4)                     -               (93)
                  ------------------------------------------------------------------------------------------------------------------
          Total orders backlog                                   54,025          39,777                  (26.4)           45,051
------------------------------------------------------------------------------------------------------------------------------------

          (Note) The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of backlog at the end of such period less the backlog at the beginning of such period. Orders input received are recorded upon receipt of a written customer order.



4. Consolidated Cash Flows                                                                    (Rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
                  Operating activities                           16,798            12,191               (27.4)            59,480
                  ----------------------------------------------------------------------------------------------------------------
                  Investing activities                           (2,818)           (4,524)                  -             (8,542)
                  ----------------------------------------------------------------------------------------------------------------
                  (Free cash flows)                              13,980             7,667               (45.2)            50,938
                  ----------------------------------------------------------------------------------------------------------------
                  Financing activities                           (1,531)           (2,542)                  -            (18,336)
                  ----------------------------------------------------------------------------------------------------------------
          Total cash flows                                       12,449             5,125               (58.8)            32,602
----------------------------------------------------------------------------------------------------------------------------------
          Cash and cash equivalents at end of period            135,226           163,635                21.0            157,925
----------------------------------------------------------------------------------------------------------------------------------


5. Consolidated Outstanding Interest-bearing liabilities                                      (Rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
                  ----------------------------------------------------------------------------------------------------------------
                  Bonds and warrant bonds                        20,000                 -              (100.0)                -
                  ----------------------------------------------------------------------------------------------------------------
                  Loans and lease obligations                        89                35               (61.1)               64
                  ----------------------------------------------------------------------------------------------------------------
          Total interest-bearing liabilities                     20,089                35               (99.8)               64
----------------------------------------------------------------------------------------------------------------------------------


6. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses

                                                                                              (Rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                         FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
          Capital expenditures                                    3,701             3,709                0.2              8,323
----------------------------------------------------------------------------------------------------------------------------------
          Depreciation and amortization                           3,962             3,810               (3.8)             8,275
----------------------------------------------------------------------------------------------------------------------------------
          Research and development expenses                      12,877            14,121                9.7             26,927
----------------------------------------------------------------------------------------------------------------------------------


7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)                                             (Persons)
----------------------------------------------------------------------------------------------------------------------------------
                                                         FY2005 interim    FY2006 interim     Percentage change (%)     FY2005
----------------------------------------------------------------------------------------------------------------------------------
          Non-Consolidated (Parent Company only)                  1,455              1,461                 0.4            1,445
----------------------------------------------------------------------------------------------------------------------------------
                  Domestic                                        1,347              1,378                 2.3            1,355
                  ----------------------------------------------------------------------------------------------------------------
                  Overseas                                          785                813                 3.6              795
                  ----------------------------------------------------------------------------------------------------------------
          Consolidated Subsidiaries total                         2,132              2,191                 2.8            2,150
----------------------------------------------------------------------------------------------------------------------------------
          Consolidated full-time employee total                   3,587              3,652                 1.8            3,595
----------------------------------------------------------------------------------------------------------------------------------

8. Supplemental Segment Information
Segment Information by geographic area


                                                                                                (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                      FY2005 interim                FY2006 interim                   FY2005
------------------------------------------------------------------------------------------------------------------------------------
                                                              -----------                    -----------                 -----------
                                             (April 1, 2005                 (April 1, 2006                (April 1, 2005
                                                 through       Percentage       through       Percentage      through     Percentage
                                           September 30, 2005)    (%)     September 30, 2006)    (%)      March 31, 2006)    (%)
------------------------------------------------------------------------------------------------------------------------------------
Japan

           Sales to unaffiliated customers            54,121           -             69,791           -         119,996           -

           Intersegment sales                         53,079           -             36,606           -         111,958           -
           ------------------------------------------------------------------------------------------------------------------------
        Net sales                                    107,200       100.0            106,397       100.0         231,954       100.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            79,295        74.0             79,960        75.2         169,426        73.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                       27,905        26.0             26,437        24.8          62,528        27.0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Americas

           Sales to unaffiliated customers            28,257           -             12,483           -          53,834           -

           Intersegment sales                          1,558           -              2,395           -           3,605           -
           ------------------------------------------------------------------------------------------------------------------------
        Net sales                                     29,815       100.0             14,878       100.0          57,439       100.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            28,071        94.2             12,946        87.0          54,399        94.7
        ---------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                        1,744         5.8              1,932        13.0           3,040         5.3
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Europe

           Sales to unaffiliated customers             6,982           -              6,547           -          18,505           -

           Intersegment sales                            665           -                641           -           1,312           -
           ------------------------------------------------------------------------------------------------------------------------
        Net sales                                      7,647       100.0              7,188       100.0          19,817       100.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating expenses                             7,007        91.6              6,419        89.3          17,810        89.9
        ---------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                          640         8.4                769        10.7           2,007        10.1
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Asia

           Sales to unaffiliated customers            17,739           -             31,671           -          61,587           -

           Intersegment sales                          3,552           -              3,466           -           7,000           -
        ---------------------------------------------------------------------------------------------------------------------------
        Net sales                                     21,291       100.0             35,137       100.0          68,587       100.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            19,402        91.1             29,559        84.1          62,691        91.4
        ---------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                        1,889         8.9              5,578        15.9           5,896         8.6
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Elimination and Corporate

           Sales to unaffiliated customers                 -           -                  -           -               -           -

           Intersegment sales                        (58,854)          -            (43,108)          -        (123,875)          -
           ------------------------------------------------------------------------------------------------------------------------
        Net sales                                    (58,854)          -            (43,108)          -        (123,875)          -
        ---------------------------------------------------------------------------------------------------------------------------
        Operating expenses                           (49,336)          -            (40,591)          -        (114,862)          -
        ---------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                       (9,518)          -             (2,517)          -          (9,013)          -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated

           Sales to unaffiliated customers           107,099           -            120,492           -         253,922           -

           Intersegment sales                              -           -                  -           -               -           -
           ------------------------------------------------------------------------------------------------------------------------
        Net sales                                    107,099       100.0            120,492       100.0         253,922       100.0
        ---------------------------------------------------------------------------------------------------------------------------
        Operating expenses                            84,439        78.8             88,293        73.3         189,464        74.6
        ---------------------------------------------------------------------------------------------------------------------------
        Operating income (loss)                       22,660        21.2             32,199        26.7          64,458        25.4
-----------------------------------------------------------------------------------------------------------------------------------

(Note) Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by geographic area. In addition, stock option compensation expense of (Y)755 million, (Y)648 million and (Y)1,884 million in FY2005 interim, FY2006 interim and FY2005, respectively are included in Corporate operating expenses.

              (All non-consolidated financial information has been
                prepared in accordance with accounting principles
                          generally accepted in Japan.)

             FY2006 Interim Selected Non-consolidated Financial Data
                      (Six months ended September 30, 2006)

                                                                October 27, 2006

Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama, Representative Board Director,
                                                     President  and CEO
Contact person                                     : Hiroshi Nakamura, Executive Officer,
                                                     Vice President of the Corporate Affairs Group
                                                     (03) 3214-7500
Date of Board meeting to approve the
financial results                                  : October 27, 2006
Expected commencement date of dividend payment     : December 1, 2006
Adoption of the unit share (tangenkabu) system     : Yes (each unit comprises 100 shares)



1. Results of FY2006 Interim (April 1, 2006 through September 30, 2006)
(1) Financial Results
----------------------------------------------------------------------------------------------------------
                               Net sales                 Operating income              Ordinary income
----------------------------------------------------------------------------------------------------------
                           Million yen                   Million yen                 Million yen
FY2006 interim                 99,562     (1.9%)              21,465     1.4%             24,293    (1.2%)
FY2005 interim                101,484    (16.2%)              21,161   (25.3%)            24,589   (18.5%)
----------------------------------------------------------------------------------------------------------
FY2005                        217,688                         49,746                      53,878
----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                              Net income
                              Net income                       per share
--------------------------------------------------------------------------------
                              Million yen                          Yen
FY2006 interim                 16,707      1.1%                   178.78
FY2005 interim                 16,524    (11.6%)                  178.72
--------------------------------------------------------------------------------
FY2005                         35,273                            378.34
--------------------------------------------------------------------------------
Note 1: Average number of shares outstanding was 93,455,857 in FY2006 interim, 92,458,229 in FY2005 interim and 92,694,513 shares in FY2005, respectively.
Note 2:  No changes in accounting policies have been made during these periods.
Note 3: The percentages shown for net sales, operating income, ordinary income and net income are changes in comparison to the corresponding period of the previous fiscal year.



(2)  Financial Position

----------------------------------------------------------------------------------------------------------
                         Total assets          Net assets         Equity-to-assets    Net assets per share
                                                                       ratio
----------------------------------------------------------------------------------------------------------
                           Million yen           Million yen                     %                  Yen
FY2006 interim              266,206               211,459                  79.2              2,253.49
FY2005 interim              255,783               173,999                  68.0              1,880.38
----------------------------------------------------------------------------------------------------------
FY2005                      274,538               197,226                  71.8              2,111.11
----------------------------------------------------------------------------------------------------------

Note 1: Outstanding number of shares at the end of each period was 93,548,981 in FY2006 interim, 92,534,082 in FY2005 interim and
        93,326,649 shares in FY2005, respectively.
Note 2: Outstanding number of shares held as treasury stock at the end of each period was 6,234,404 in FY2006 interim, 7,249,303 in FY2005 interim and 6,456,736 shares in FY2005, respectively.

2. Projected Results for FY2006 (April 1, 2006 through March 31, 2007)
--------------------------------------------------------------------------------
                          Net sales        Ordinary income        Net income
--------------------------------------------------------------------------------
                             Million yen         Million yen         Million yen
FY2006                           215,000              49,000              33,000
--------------------------------------------------------------------------------
(Reference) Projected net income per share for the fiscal year: (Y) 176.38
 * Net income per share (FY 2006) has been calculated based on the numbers of issued and outstanding shares after the stock split.

3. Dividends
Cash Dividend
                                   Dividend per share
---------------------------------------------------------------------
                           Interim        Year end      Annual total
---------------------------------------------------------------------
                             Yen             Yen             Yen
FY2005                      25.00           45.00           70.00
---------------------------------------------------------------------
FY2006 (result)             35.00            -
-----------------------------------------------------
FY2006 (forecast)             -             17.50           52.50
---------------------------------------------------------------------
* As resolved at the Board of Directors' Meeting held on July 26, 2006, a one to two stock split was made on October 1, 2006, to shares of the common stock in respect of shareholders listed in the register as of September 30, 2006. Dividends are attributable to a year end dividend of (Y) 35 per share and an annual dividend of (Y) 70 per share prior to the stock split.

Figures presented in this Earning Digest have been truncated after the million yen.

For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.

[Interim Non-Consolidated Financial Statements]

  Interim Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Summarized balance sheet of
                                                    FY2005 interim              FY2006 interim                  FY2005
                                              (As of September 30, 2005)  (As of September 30, 2006)    (As of March 31, 2006)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Amount      Percentage      Amount      Percentage       Amount      Percentage
                                             (in million yen)    (%)     (in million yen)    (%)      (in million yen)    (%)
-----------------------------------------------------------------------------------------------------------------------------------
(Assets)

I Current Assets

  1. Cash and deposits                        78,440                      88,398                       86,669

  2. Trade notes receivables                   3,929                         844                        1,001

  3. Accounts receivable                      62,322                      67,352                       71,892

  4. Inventory                                21,861                      19,721                       21,607

  5. Other receivable                          1,613                       1,089                        1,962

  6. Deferred tax assets                       9,510                       8,331                        9,514

  7. Other                                     7,048                       6,852                        7,224

  8. Allowance for doubtful accounts              (0)                          -                            -
                                               -----                       -----                       ------
      Total current assets                            184,726       72.2          192,591       72.3           199,872       72.8
                                                      -------                     -------                      -------
II Noncurrent assets

   (1)Property, plant and equipment

      1. Buildings                            14,869                      13,740                       14,163

      2. Land                                 18,108                      17,915                       17,915

      3. Other                                 6,163                       6,239                        6,702
                                              ------                      ------                       ------
         Total property, plant and                     39,141       15.3           37,894       14.2            38,781       14.1
         equipment                                     ------                      ------                      -------

   (2)Intangible fixed assets                           1,286        0.5            1,343        0.5             1,233        0.5
                                                       ------                      ------                      -------
   (3)Investments and other assets

      1. Investment in associated             16,470                      16,470                       16,470
         companies

      2. Deferred tax assets                   3,679                       4,124                        3,482

      3. Other                                10,479                      13,781                       14,698
                                              ------                      ------                       ------
         Total investment and other                    30,629       12.0           34,376       13.0             34,650      12.6
         assets                                       -------                     -------                       -------

      Total noncurrent assets                          71,057       27.8           73,615       27.7             74,665      27.2
                                                      -------                     -------                       -------
      Total assets                                    255,783      100.0          266,206      100.0            274,538     100.0
                                                      -------                     -------                       -------
(Liabilities)

I Current liabilities

  1. Trade accounts payable                   27,718                      21,049                       30,476

  2. Current installments of bonds            20,000                           -                            -

  3. Income tax payable                        7,021                       6,910                       16,315

  4. Allowance for product warranty            4,435                       4,395                        4,877

  5. Bonus accrual for directors                   -                         104                            -

  6. Other                                    13,137                      13,625                       16,451
                                              ------                      ------                       ------
      Total current liabilities                        72,311       28.3           46,085       17.3            68,120       24.8
                                                      -------                     -------                      -------
II Noncurrent liabilities

  1. Long-term borrowings                         15                           5                           10

  2. Allowance for retirement benefits         7,043                       6,359                        6,970

  3. Allowance for officers'                   1,523                           -                        1,681
     retirement benefits

  4. Other                                       890                       2,296                          529
                                              ------                      ------                       ------
      Total noncurrent liabilities                      9,472        3.7            8,661        3.3             9,191        3.4
                                                      -------                     -------                      -------
      Total liabilities                                81,783       32.0           54,746       20.6            77,311       28.2
                                                      -------                     -------                      -------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Summarized balance sheet of
                                                    FY2005 interim              FY2006 interim                  FY2005
                                              (As of September 30, 2005)  (As of September 30, 2006)    (As of March 31, 2006)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Amount      Percentage      Amount      Percentage       Amount      Percentage
                                             (in million yen)    (%)     (in million yen)    (%)      (in million yen)    (%)
-----------------------------------------------------------------------------------------------------------------------------------
(Stockholders' equity)
                                                                                                                32,362       11.8
I  Common stock                                        32,362       12.7                -          -

II Capital surplus                                                                                     32,973
                                                                                                      -------
   1. Additional paid-in capital              32,973                           -                                32,973       12.0
                                             -------                                                           -------
       Total capital surplus                           32,973       12.9                -          -
                                                      -------
III Retained earnings

   1. Legal reserve                            3,083                           -                        3,083

   2. Voluntary reserve                      148,942                           -                      148,942

   3. Unappropriated earnings at end          20,338                           -                       35,204
      of period                              -------                                                  -------

       Total retained earnings                        172,363       67.4                -          -           187,229       68.2
                                                      -------                                                  -------
IV Net unrealized holding gains on
   other securities                                     1,426        0.5                -          -             2,677        0.9


V Treasury stock                                      (65,126)     (25.5)               -          -           (58,017)     (21.1)
                                                      -------                                                  -------
       Total stockholders' equity                     173,999       68.0                -          -           197,226       71.8
                                                                                                               -------
       Total liabilities and
       stockholders' equity                           255,783      100.0                -          -           274,538      100.0
                                                                                                               -------

(Net assets)
I  Stockholders' equity

   1. Common stock                                      -     -                     32,362     12.2             -               -

   2. Capital surplus

     (1)Additional paid-in capital                  -                32,973                             -

     Total capital surplus                              -     -                     32,973     12.4             -               -

   3. Retained earnings

     (1)Legal reserve                               -                 3,083                             -

     (2)Other retained earnings

        Reserve for losses in foreign
           investments                              -                27,062                             -

        General reserves                            -               146,880                             -

        Retained earnings brought forward           -                22,197                             -

      Total retained earnings                           -     -                    199,222     74.8             -               -

   4. Treasury stock                                    -     -                    (56,024)   (21.1)            -               -

      Total stockholders' equity                        -     -                    208,534     78.3             -               -

II Difference of appreciation and conversion

   1. Net unrealized gains on securities            -                2,277                              -

      Total difference of appreciation
         and conversion                                 -     -                      2,277      0.9             -               -

III Stock acquisition rights                            -     -                        648      0.2             -               -

    Total net assets                                    -     -                    211,459     79.4             -               -

    Total liabilities and net assets                    -     -                    266,206    100.0             -               -
------------------------------------------------------------------------------------------------------------------------------------


  [Interim Statements of Income]

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Summarized statement of
                                                   FY2005 interim              FY2006 interim                 income of FY2005
                                               (April 1, 2005 through      (April 1, 2006 through          (April 1, 2005 through
                                                 September 30, 2005)         September 30, 2006)              March 31, 2006)
 ----------------------------------------------------------------------------------------------------------------------------------
                                                  Amount      Percentage      Amount      Percentage       Amount      Percentage
                                             (in million yen)    (%)     (in million yen)    (%)      (in million yen)    (%)
-----------------------------------------------------------------------------------------------------------------------------------

I Net sales                                           101,484      100.0           99,562      100.0           217,688      100.0

II Cost of sales                                       53,972       53.2           50,768       51.0           113,606       52.2
                                                      -------                      ------                      -------
       Gross profit                                    47,512       46.8           48,793       49.0           104,082       47.8

III Selling, general and                               26,350       25.9           27,328       27.4            54,335       25.0
    administrative expenses                           -------                      ------                      -------
       Operating income                                21,161       20.9           21,465       21.6            49,746       22.8

IV Non-operating income                                 4,769        4.6            3,852        3.8             6,433        3.0

V Non-operating expenses                                1,341        1.3            1,024        1.0             2,301        1.0
                                                      -------                      ------                      -------
       Ordinary income                                 24,589       24.2           24,293       24.4            53,878       24.8
                                                      -------                      ------                      -------
       Income (loss) before income                     24,589       24.2           24,293       24.4            53,878       24.8
       taxes

       Income taxes                            7,173                       6,774                       18,364

       Income taxes - deferred                   891    8,065        7.9     810    7,585        7.6      239   18,604        8.6
                                            -----------------            ----------------                      -------
       Net income                                      16,524       16.3           16,707       16.8            35,273       16.2

       Retained earnings brought                        4,024                           -                        4,024
       forward

       Loss from disposition of                           210                           -                        1,780
       treasury stock

       Interim dividend                                     -                           -                        2,313
                                                      -------                                                  -------
       Unappropriated earnings at                      20,338                           -                       35,204
       end of period                                  -------                                                  -------
-----------------------------------------------------------------------------------------------------------------------------------

(Interim Statements of Changes in Stockholders' Equity)
FY2006 interim (April 1, 2006 through September 30, 2006)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Difference of
                                                        Stockholders' equity                     appreciation
                                                                                                and conversion
            ---------------------------------------------------------------------------------------------------
                     Capital               Retained earnings                                                                 Total
                     surplus                                                                                                  net
                    -----------------------------------------------------                Total        Net          Stock     assets
            Common                            Other retained earnings      Treasury  stockholders' unrealized   acquisition
            stock                        --------------------------------   stock       equity      gains on       rights
                    Additional              Reserve               Retained                          securities
                     paid-in     Legal        for       General   earnings
                     capital    reserve    losses in    reserves  brought
                                            foreign               forward
                                          investments
-----------------------------------------------------------------------------------------------------------------------------------
Balance as
of March
31, 2006
(Millions
of yen)     32,362    32,973      3,083      27,062     121,880    35,204   (58,017)     194,548       2,677           -    197,226
-----------------------------------------------------------------------------------------------------------------------------------
Changes in
the term
-----------------------------------------------------------------------------------------------------------------------------------
Transfer to
voluntary
reserve
(Note)                                                   25,000   (25,000)                     -                                  -
-----------------------------------------------------------------------------------------------------------------------------------
Bonus of
directors
and
corporate
auditors (Note)                                                      (203)                  (203)                              (203)
-----------------------------------------------------------------------------------------------------------------------------------
Dividends
from
surplus
(Note)                                                             (4,199)                (4,199)                            (4,199)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                         16,707                 16,707                             16,707
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of
treasury
stock                                                                           (18)         (18)                               (18)
-----------------------------------------------------------------------------------------------------------------------------------
Disposal of
treasury
stock                                                                (312)    2,010        1,698                              1,698
-----------------------------------------------------------------------------------------------------------------------------------
Net changes
of items
other than
stockholders'
equity                                                                                         -        (400)        648        247
-----------------------------------------------------------------------------------------------------------------------------------
Total
changes
in the term
(Millions
of yen)                                                  25,000   (13,007)    1,992       13,985        (400)        648     14,233
-----------------------------------------------------------------------------------------------------------------------------------
Balance of
September
30, 2006
(Millions
of yen)     32,362    32,973      3,083      27,062     146,880    22,197   (56,024)     208,534       2,277         648    211,459
-----------------------------------------------------------------------------------------------------------------------------------
(Note) These are appropriation items as of the Ordinary Shareholders' Meeting held in June 2006.
